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                             December 18, 2020

       Mark A. Wilcox
       Executive Vice President and Chief Financial Officer
       Selective Insurance Group, Inc.
       40 Wantage Avenue
       Branchville, New Jersey 07890

                                                        Re: Selective Insurance
Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 12,
2020
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2020
                                                            Filed October 29,
2020
                                                            File No. 001-33067

       Dear Mr. Wilcox:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 2: Summary of Significant Accounting Policies
       (n) Federal Income Tax, page 81

   1. In your policy note you disclose that any interest levied by the Internal Revenue Service would be recognized in
interest expense and any penalties would be recognized in either other insurance
expenses or corporate expenses. In Note 13 on page 114 you disclose that any such interest
and penalties will be included in income tax expense. Please represent to us that in
future filings you will revise your disclosure to remove this inconsistency.
 Mark A. Wilcox
Selective Insurance Group, Inc.
December 18, 2020
Page 2
Form 10-Q for the Quarterly Period Ended September 30, 2020

Notes to Unaudited Interim Consolidated Financial Statements
Note 1: Basis of Presentation and Accounting Policies
(b) Accounting Policies
Investments, page 6

2. Although we note that you have adopted ASU 2016-13 and that you revised your investment policy note to reflect your current expected credit losses on investment securities, you continue to refer to other than-temporary impairments ("OTTI"). As both temporary impairments and OTTI were constructs of predecessor requirements and the length of time a security's fair value is below amortized cost is no longer a factor as to whether a charge to earnings for that security's impairment is warranted, please represent to us that you will revise your policy and other investment disclosures (including that on the face of your statements of income) to remove reference to OTTI for periods after
         January 1, 2020.
Note 4: Investments, page 10

3. In sub-note (f) on page 13 you disclose that you do not have exposure to any credit concentration risk of a single issuer greater than 10% of your stockholders' equity, other that certain U.S. government agencies. We note that on page 54 of your September 30,
         2020 Form 10-Q you provided more granular information about the credit quality of your investment portfolio compared to prior practice in your annual and quarterly reports.
         Please tell us whether you have exposure to any significant industry sector concentrations in your corporate securities and overall investment portfolios and your consideration for disclosing the information required by ASC 825-10-50-21 in your upcoming Form 10-K.
         In your response, specifically tell us your exposures to the industries you identify as being negatively impacted by the COVID-19 pandemic in the first bullet of your risk factor on page 56 of your September 30, 2020 Form 10-Q.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



FirstName LastNameMark A. Wilcox                               Sincerely,
Comapany NameSelective Insurance Group, Inc.
                                                               Division of
Corporation Finance
December 18, 2020 Page 2                                       Office of
Finance
FirstName LastName